# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CarGurus, Inc., CIK 0001494259
CUSIP: 141788109
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1001 Boylston Street, 16th Floor, Boston, Massachusetts (MA), 02115
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001719138

## Reporting persons
- Langley Steinert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,267,313; shared voting power 0; sole dispositive power 13,267,313; shared dispositive power 0; aggregate amount beneficially owned 13,267,313 (13.7% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: CarGurus, Inc.
Address of issuer's principal executive offices: 1001 Boylston Street, 16th Floor, Boston, Massachusetts 02115

## Item 2. Person Filing
Name of person filing: This amendment to Schedule 13G is filed by Langley Steinert, the Executive Chair and Chair of the Board of Directors of the Issuer (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address for the Reporting Person is c/o 1001 Boylston Street, 16th Floor, Boston, Massachusetts 02115.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person owns 13,267,313 shares of Class A Common Stock, representing (i) 719,689 shares of Class A Common Stock, (ii) 25,561 shares of Class A Common Stock underlying restricted stock units that will vest within 60 days after March 31, 2025, and (iii) 12,522,063 shares of the Issuer's Class B common stock, par value $0.001 per share ("Class B Common Stock"), which are convertible on a one-for-one basis into shares of Class A Common Stock at any time at the election of the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to these shares.

The number of shares of Class A Common Stock herein reported as beneficially owned by the Reporting Person does not include shares of Class A Common Stock that are owned directly by The Langley Steinert Irrevocable Family Trust dated June 21, 2004. The Reporting Person is neither trustee for nor beneficiary of such trust and therefore has neither voting nor dispositive power with respect to these shares. The Reporting Person expressly disclaims beneficial ownership of such shares.
Percent of class:
The Reporting Person owns 13.7% of the total Class A Common Stock outstanding.

The percentage amount for the Reporting Person is based on 84,630,375 shares of Class A Common Stock outstanding as of April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the U.S. Securities and Exchange Commission on May 8, 2025.

Shares of Class B Common Stock are convertible on a one-for-one basis into shares of Class A Common Stock at any time at the option of the Reporting Person on a one-for-one basis. The percentage of beneficial ownership assumes the conversion of all of the shares of the Class B Common Stock held by the Reporting Person.
Sole power to vote or to direct the vote: 13,267,313 shares of Class A Common Stock
Shared power to vote or to direct the vote: 0 shares of Class A Common Stock
Sole power to dispose or to direct the disposition: 13,267,313 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: 0 shares of Class A Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Langley Steinert: /s/ Langley Steinert, Langley Steinert, Executive Chair (05/14/2025)